================================================================================


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            -----------------------

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                              SYMIX SYSTEMS, INC.
                                (Name of Issuer)

                                  Common Stock
                               without par value

                         (Title of Class of Securities)

                            -----------------------

                                  871535 10 0
                                 (CUSIP Number)

                        Morgan Stanley Dean Witter & Co.
                       (Name of Persons Filing Statement)

                                Vincent D'Arpino
                        Morgan Stanley Dean Witter & Co.
                                 1585 Broadway
                            New York, New York 10036
                             Tel. No. 212-761-4000

                                with a copy to:

                                  John A. Bick
                             Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                             Tel. No.: 212-450-4350
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 10, 2000
            (Date of Event which Requires Filing of this Statement)

                            -----------------------


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: [ ]

================================================================================

                                  SCHEDULE 13D

CUSIP No. 871535 10 0                                         Page 2 of 22 Pages
---------------------                                         ------------------

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Morgan Stanley Dean Witter & Co.
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             Not applicable
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)                                  [ ]

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             DE
--------------------------------------------------------------------------------
            NUMBER OF SHARES                  7      SOLE VOTING POWER
         BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                        -0-
                  WITH                       -----------------------------------
                                              8       SHARED VOTING POWER

                                                      1,120,744
                                             -----------------------------------
                                              9       SOLE DISPOSITIVE POWER

                                                       -0-
                                             -----------------------------------
                                             10        SHARED DISPOSITIVE POWER

                                                       1,120,744
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,120,744 - See Item 4 and Item 5
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          [ ]
             CERTAIN SHARES*

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             12.3%  - See Item 4 and Item 5
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             CO, IA
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 871535 10 0                                         Page 3 of 22 Pages
---------------------                                         ------------------

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             MSDW Venture Partners IV, Inc.
--------------------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             OO
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           [ ]

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             DE
--------------------------------------------------------------------------------

            NUMBER OF SHARES                  7      SOLE VOTING POWER
         BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                        -0-
                  WITH                       -----------------------------------
                                              8      SHARED VOTING POWER

                                                      878,538
                                             -----------------------------------
                                             9       SOLE DISPOSITIVE POWER

                                                     -0-
                                             -----------------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                     878,538
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             878,538 - See Item 4 and Item 5
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          [ ]
             CERTAIN SHARES*

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             9.7% - See Item 4 and Item 5
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             CO, IA
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 871535 10 0                                         Page 4 of 22 Pages
---------------------                                         ------------------


     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             MSDW Venture Partners IV, L.L.C.
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             OO
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           [ ]

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             DE
--------------------------------------------------------------------------------

            NUMBER OF SHARES                  7      SOLE VOTING POWER
         BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                       -0-
                  WITH                       -----------------------------------
                                              8      SHARED VOTING POWER

                                                     878,538
                                             -----------------------------------
                                             9       SOLE DISPOSITIVE POWER

                                                     -0-
                                             -----------------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                     878,538
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             878,538 - See Item 4 and Item 5
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          [ ]
             CERTAIN SHARES*

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             9.7% - See Item 4 and Item 5
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             CO, IA
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 871535 10 0                                         Page 5 of 22 Pages
---------------------                                         ------------------


     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Morgan Stanley Dean Witter Venture Partners IV, L.P.
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             OO
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           [ ]

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             DE
--------------------------------------------------------------------------------

            NUMBER OF SHARES                  7      SOLE VOTING POWER
         BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                       -0-
                  WITH                       -----------------------------------
                                              8      SHARED VOTING POWER

                                                     760,620
                                             -----------------------------------
                                             9       SOLE DISPOSITIVE POWER

                                                     -0-
                                             -----------------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                     760,620
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             760,620 - See Item 4 and Item 5
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          [ ]
             CERTAIN SHARES*

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             8.4% - See Item 4 and Item 5
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             PN, IA
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 871535 10 0                                         Page 6 of 22 Pages
---------------------                                         ------------------


     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Morgan Stanley Dean Witter Venture Investors IV, L.P.
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [x]
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             OO
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           [ ]

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             DE
--------------------------------------------------------------------------------

            NUMBER OF SHARES                  7      SOLE VOTING POWER
         BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                       -0-
                  WITH                       -----------------------------------
                                              8      SHARED VOTING POWER

                                                     88,244
                                             -----------------------------------
                                             9       SOLE DISPOSITIVE POWER

                                                     -0-
                                             -----------------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                     88,244
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             88,244 - See Item 4 and Item 5
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          [ ]
             CERTAIN SHARES*

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             1.0% - See Item 4 and Item 5
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 871535 10 0                                         Page 7 of 22 Pages
---------------------                                         ------------------


     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Morgan Stanley Dean Witter Venture Offshore Investors IV, L.P.
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [x]
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             OO
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           [ ]

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             DE
--------------------------------------------------------------------------------

            NUMBER OF SHARES                  7      SOLE VOTING POWER
         BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                       -0-
                  WITH                       -----------------------------------
                                              8      SHARED VOTING POWER

                                                     29,674
                                             -----------------------------------
                                             9       SOLE DISPOSITIVE POWER

                                                     -0-
                                             -----------------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                     29,674
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             29,674 - See Item 4 and Item 5
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          [ ]
             CERTAIN SHARES*

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             Less than 1% - See Item 4 and Item 5
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 871535 10 0                                         Page 8 of 22 Pages
---------------------                                         ------------------


     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Morgan Stanley Dean Witter Equity Funding, Inc.
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [x]
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             OO
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           [ ]

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             DE
--------------------------------------------------------------------------------

            NUMBER OF SHARES                  7      SOLE VOTING POWER
         BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                       -0-
                  WITH                       -----------------------------------
                                              8      SHARED VOTING POWER

                                                     242,206
                                             -----------------------------------
                                             9       SOLE DISPOSITIVE POWER

                                                     -0-
                                             -----------------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                     242,206
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             242,206 - See Item 4 and Item 5
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          [ ]
             CERTAIN SHARES*

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             2.7% - See Item 4 and Item 5
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     Item 1. Security and Issuer.

     This statement relates to the common stock, without par value per share ("Common Stock"), the Series A Convertible Preferred Stock, without par value per share ("Preferred Stock") and warrants to purchase Common Stock ("Warrants") of Symix Systems, Inc., an Ohio corporation ("Symix" or the "Company"). The principal executive offices of Symix are located at 2800 Corporate Exchange Drive, Columbus, Ohio, 43231.

     As more fully described in item 4 below, the Funds (as defined below) and Equity Funding (as defined below) together beneficially owned 400,266 shares of Preferred Stock, each convertible on a two-for-one basis into shares of Common Stock, and 320,212 Warrants to acquire shares of Common Stock at an exercise price of $15.00 per share.

     Item 2. Identity and Background.

     This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"): (1) Morgan Stanley Dean Witter & Co., a Delaware corporation ("Morgan Stanley Dean Witter"), (2) MSDW Venture Partners IV, Inc., a Delaware corporation ("MSVP Inc."), (3) MSDW Venture Partners IV, L.L.C., a Delaware limited liability company ("MSVP LLC"), (4) Morgan Stanley Dean Witter Venture Partners IV, L.P., a Delaware limited partnership ("MSVP IV"), (5) Morgan Stanley Dean Witter Venture Investors IV, L.P., a Delaware limited partnership, ("MSVI IV"), (6) Morgan Stanley Dean Witter Venture Offshore Investors IV, L.P., a Delaware limited partnership, ("MSVOI IV," and, together with MSVP IV and MSVI IV, the "Funds"), and (7) Morgan Stanley Dean Witter Equity Funding, Inc. ("Equity Funding").

     The general partner of each of the Funds is MSVP LLC. The corporate managing member of MSVP LLC is MSVP Inc., a wholly owned subsidiary of Morgan Stanley Dean Witter.

     Equity Funding, an entity unrelated to the Funds, is also a wholly owned subsidiary of Morgan Stanley Dean Witter.

     The address of the principal business and office of the Funds, MSVP IV, L.P. and MSVP, Inc. is 1221 Avenue of the Americas, New York, New York 10020-0001. The address of the principal business and principal office of Morgan Stanley Dean Witter and Equity Funding is 1585 Broadway, New York, New York 10036.

     During the past five (5) years, neither any of the Reporting Persons nor, to the best knowledge of any of the Reporting Persons, any of the other persons listed on Schedule A attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

     Item 3. Source and Amount of Funds or Other Consideration.

     The general and limited partners of the Funds and Equity Funding contributed, in the aggregate, $9,606,384 for 400,266 shares of Preferred Stock and 320,212 Warrants. See also Item 4.

     Item 4. Purpose of Transaction.

     On May 10, 2000, Symix entered into a Securities Purchase Agreement (the "Securities Purchase Agreement") with MSVP IV, MSVI IV, MSVOI IV, Equity Funding and Fallen Angel Equity Fund, L.P. ("FAEF") pursuant to which Symix issued and sold in a private placement 566,933 shares of its Preferred Stock and 453,546 Warrants for an aggregate of $13,606,392. Of that amount, the Funds and Equity Funding purchased 400,266 shares of Preferred Stock and 320,212 Warrants for an aggregate of $9,606,384. Simultaneously, Symix, MSVP IV, MSVI IV, MSVOI IV, Equity Funding, FAEF and Lawrence J. Fox, a shareholder of Symix ("Fox") entered into an

Investor Rights Agreement (the "Investor Rights Agreement").

     Subsequent to the private placement, the Funds and Equity Funding beneficially own an aggregate of 400,266 shares of Preferred Stock of Symix, which represents approximately 70.6% of the Preferred Stock of Symix. The shares of Preferred Stock owned by the Funds and Equity Funding are convertible on a two-for-one basis into shares of Common Stock and the Preferred Stock is the only series of capital stock of Symix outstanding other than the Common Stock.

     If all of the outstanding Preferred Stock were converted into Common Stock as of the date of purchase, the Funds and Equity Funding would have owned 800,532 shares of Common Stock, which would have represented approximately 9.3% of the Common Stock (if all outstanding options held by employees of Symix that were exercisable had been exercised at the time of the purchase by the Funds and Equity Funding, then the Funds and Equity Funding would have owned approximately 8.1% of the Common Stock).

     The Funds and Equity Funding also received 320,212 Warrants. The Warrants have a term of five years. If all of the outstanding Warrants were exercised and all of the Preferred Stock were converted into Common Stock as of the date of purchase, the Funds and Equity Funding would have held an aggregate of 1,120,744 shares of Common Stock, which would have represented approximately 12.8% of the Common Stock (if all outstanding options held by employees of Symix that were exercisable had been exercised at the time of the purchase by the Funds and Equity Funding, then the Funds and Equity Funding would have owned approximately 11.2% of the Common Stock).

     Description of Preferred Stock

     Security; Dividends. The Preferred Stock ranks senior in right of payment to all other classes of equity of the Company, including the Common Stock. To the extent the Company declares dividends or other distributions on the Common Stock, the holders of Preferred Stock are entitled to receive such dividends on an as-converted basis. In addition, the Preferred Stock is entitled to an annual cash dividend equal to $3.36 per share for any period during which the Company fails to meet the registration obligations described below. In such event, dividends are cumulative to the extent not paid.

     Liquidation Preference. Upon any dissolution or liquidation of the Company, each share of Preferred Stock is entitled to receive an amount in cash equal to the greater of (a) $24, as adjusted, plus accumulated but unpaid dividends, prior to any payment on the Common Stock and (b) the amount that would be received by a holder of the number of shares of Common underlying the Preferred Stock (subject to anti-dilution adjustments described below) in such liquidation or winding up if all of the Preferred Stock were converted into Common Stock immediately prior to the liquidation or winding up. A consolidation or merger of the Company, a sale of all or substantially all of its assets or the acquisition by any person or group of a majority of the outstanding voting power of the Company will be deemed, at the election of 70% of the outstanding shares of the Preferred Stock, to be a liquidation.

     Conversion. Each share of Preferred Stock is initially convertible into two shares of Common Stock of the Company (subject to anti-dilution and duration adjustments as described below) at any time at the option of the holder. The Preferred Stock (and the Warrants on a net-issuance basis) automatically convert into Common Stock if the closing price of the Common Stock on the NASDAQ stock market for any 40 consecutive trading day period after May 10, 2002 exceeds $24 (as adjusted).

     The conversion ratio of the Preferred Stock and the exercise price of the Warrants will be adjusted on a weighted average basis in the event of a dilutive issuance at below the conversion price for the Preferred Stock or the exercise for the Warrants. "Dilutive issuance" does not include shares of Common Stock issued pursuant to employee stock plans or shares issued in connection with a merger or acquisition other than a merger or acquisition involving a change in control of the Company.

     Additional Warrants. If the Company, by dividend to holders of the Common Shares, transfers ownership of all or a part of any subsidiary to shareholders of the Company, then the Company has agreed to issue to the holders of any Warrants then outstanding additional warrants to purchase common shares in such Subsidiary having substantially the same terms and conditions as the Warrants except as noted below. The number of common shares of the subsidiary covered by the additional warrants issued to each holder must be sufficient to give the holder the same percentage ownership in the outstanding common shares (calculated on a fully diluted basis) of the subsidiary that the holder has in the outstanding common stock (calculated on a fully diluted basis) under the Warrants. The exercise price of each such additional warrant is to be a dollar amount determined by dividing (1) the product of the exercise price of a Warrant immediately prior to the public announcement of the dividend multiplied by the market price per common share of the subsidiary immediately after such dividend by (2) the market price per common share immediately prior to the public announcement of such dividend.

     Optional Redemption. If the Preferred Stock has not been converted to common stock prior to the fourth anniversary of the closing date, then the Company has the option to redeem for cash all, but not less than all, of the Preferred Stock at a redemption price of $30.72 per share during a limited period after the fourth anniversary of the closing date. If, by the fourth anniversary of the closing date, the Preferred Stock has not been converted to common or redeemed pursuant to the preceding sentence, the conversion ratio will adjust upwards if the common stock price for the 40 consecutive trading days prior to the fourth anniversary is less than $12, as adjusted for any antidilution adjustments. The effect of this adjustment will be to lower the effective conversion price to two times the average common stock price for the 40 consecutive trading days prior to the fourth anniversary.

     Voting Rights. The Preferred Stock has one vote per share and votes with the Common Stock as a class, but also has a class vote (70% of the outstanding shares of Preferred Stock) as required by law and on (i) the creation of any senior or pari passu capital stock, (ii) repurchase or redemption of any other capital stock of the Company, except repurchases upon termination of employment, (iii) an increase in the authorized number of Preferred Stock and
(iv) any amendment of the Company's charter or by-laws (including by way of merger, consolidation or conversion) that adversely affects the rights or preferences of the Preferred Stock (it being understood that any increase in the number of authorized Common Stock or the creation of any new class of capital stock ranking junior to the Preferred Stock will not require the approval of the Preferred Stock). The Company has agreed to use its best efforts to amend its articles of incorporation to permit the Preferred Stock to vote on an as converted basis.

     Investor Rights Agreement

     Pursuant to the terms of the Investor Rights Agreement, the Funds and Equity Funding have certain rights, as discussed below.

     Board representation. On May 10, 2000, the Amended Articles of Incorporation of the Company were amended to, among other things, increase the number of members of the Board of Directors from six to nine persons; on the same date, the Board of Directors appointed Guy de Chazal, a representative of MSVP IV, to fill one of the three new Director positions created by the amendment. None of the MSDW Entities has an affirmative right, pursuant to the Investor Rights Agreement or any other agreement, to designate a member of the Board of Directors. Pursuant to the Investor Rights Agreement, the Company has agreed that if, at any time in the future, no representative of MSVP IV serves on the Board of Directors, then MSVP IV shall have the right to designate a non-voting observer to the Board of Directors and such observer shall have the right to receive all notices and other written information sent to Directors by the Company.

     Registration rights. Within 90 days of May 10, 2000, Symix must file a registration statement on Form S-3 or any successor form for a public offering of all or any portion of the Preferred Stock held by, among other parties, the Funds and Equity Funding. Symix must maintain the effectiveness of the Form S-3 until the Preferred Stock so registered may be sold pursuant to Rule 144 promulgated by the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act"), without volume restrictions under subsection (k).

     At any time after the Form S-3 is no longer effective, if Symix files a registration statement in connection with the proposed offer and sale for money of any of its securities by it or any of its securityholders, the Funds and Equity Funding may request that Symix register shares beneficially owned by the Funds and Equity Funding if Symix proposes to register any of its shares with the Commission. Upon the receipt of such a request, Symix is generally required to use its best efforts to effect a registration. Commencing nine months from May 10, 2000, the holders of Preferred Stock, including the Funds and Equity Funding, have a priority right to sell the first 30% of any securities registered under such a registration statement.

     In general, all expenses of such registrations, other than underwriting discounts and selling commission, will be borne by Symix.

     Preemptive Rights. The Funds and Equity Funding have the preemptive right to purchase a portion of an offering by the Company, or any subsidiary of the Company, of any equity security in an amount sufficient to maintain their respective percentage ownership of the Company. The Funds and Equity Funding do not have any preemptive rights in connection with any of the following: (i) exercise of options or warrants or the conversion of convertible securities (including the Preferred Stock) that were issued or outstanding on May 10,2000;
(ii) any shares issued or issuable to officers, directors, employees, agents or consultants of the Company or any subsidiary of the Company, upon exercise of any option granted or to be granted pursuant to any stock option plan or arrangements approved by the Board of Directors of the Company, or the board of directors of any subsidiary, as the case may be, or any options granted or to be granted thereunder; or (iii) shares issued or issuable in the acquisition by the Company or by a subsidiary of the Company of any other corporation, association, partnership or another entity or the assets or securities thereof.

     Information Rights. The Company has agreed to provide the Funds and Equity Funding with standard information rights, including audited annual financial reports within 90 days of fiscal year end, unaudited quarterly and monthly financial reports within 45 and 30 days of the end of such periods, respectively, and annual budget and business plan no later than 30 days before fiscal year end, as well as standard inspection rights.

     Voting Restrictions. Each of the Funds and Equity Funding has agreed with the Company to vote all Preferred Stock beneficially owned by the Funds and Equity Funding and all Common Stock beneficially owned by the Funds and Equity Funding after the exercise of the Warrants or conversion of the Preferred Stock in excess of 9.9% of the total voting power of the outstanding Common Stock and Preferred Stock in proportion to all votes cast by the other holders of Common Stock and Preferred Stock (as determined by the Company and excluding for such purposes all Common Stock and Preferred Stock beneficially owned by any of the Funds and Equity Funding).

     Transfer Restrictions and Tag-Along Rights. As long as any of the Preferred Stock, Warrants, or, upon conversion of any Preferred Stock or exercise of any Warrant, Common Stock beneficially owned by the Funds and Equity Funding are considered "restricted securities" pursuant to Rule 144 promulgated by the Commission under the Securities Act, the Funds and Equity Funding may only transfer such securities in accordance with the provisions of Rule 144 or upon registration of such securities under the Securities Act. Fox has agreed not to sell any of his shares of Common Stock in the Company until May 10, 2002, except that he can sell up to 10% of his holdings in each year. The Investor Rights Agreement also contains tag-along rights providing that before Fox may sell any of his shares, he will first give the Funds, Equity Funding and FAEF an opportunity to participate in such sale on a basis proportionate to the amount of securities held by Fox and those held by the Funds, Equity Funding and FAEF.

     Termination: The Investor Rights Agreement terminates upon the occurrence of certain events including at such time that the Funds, Equity Funding and FAEF beneficially own in aggregate less than 20% of the underlying shares of common stock initially acquired by them.

     The Funds and Equity Funding have acquired the Shares for investment. The Funds and Equity Funding intend to review from time to time the Company's business affairs and financial position. Based on such evaluation and review, as well as general economic and industry conditions existing at the time, the Funds and Equity Funding may consider from time to time various alternative courses of action. Subject to market conditions and other factors, the Funds, Equity Funding or other affiliates of Morgan Stanley Dean Witter may acquire or dispose of shares of Symix from time to time in future open-market, privately negotiated or other transactions, including a possible distribution of the shares of Common Stock to the partners of the Funds. Except as set forth above, the Funds and Equity Funding have no plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through
(j) of Item 4 of Schedule 13D.

     Item 5. Interest in Securities of the Issuer.

     The Funds and Equity Funding have acquired and, for purposes of Rule 13d-3 promulgated under the Exchange Act, may be deemed to own beneficially, in the aggregate, 400,266 shares of Preferred Stock into 800,532 shares of Common Stock, as well as 320,212 Warrants exercisable for 320,212 shares of Common Stock. The Securities held by the Funds and Equity Funding, including the Preferred Stock and the Warrants exercisable for shares of Common Stock, represent approximately 12.8% of the voting stock of Symix (if all outstanding options held by employees of Symix that were exercisable had been exercised at the time of the purchase by the Funds and Equity Funding, then the Funds and Equity Funding would have owned approximately 11.2% of the voting stock).

     Each of Morgan Stanley Dean Witter, MSVP, Inc. and MSVP IV, L.P. may be deemed to have shared voting and dispositive power with respect to the Preferred Stock and the Warrants beneficially held by the Funds.

     Morgan Stanley Dean Witter may be deemed to have showed voting and dispositive power with respect to the Preferred Stock and Warranties beneficially owned by Equity Funding.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     See response to Item 4.

     Except for the agreements described in the response to Item 4, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2, and any other person, with respect to any securities of Symix, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

     Item 7. Material to be Filed as Exhibits.

     Exhibit 1: Joint Filing Agreement among the Reporting Persons

     Exhibit 2: Power of Attorney

     Exhibit 3: Form of Article Fourth of the Amended Articles of Incorporation

     Exhibit 4: Investor Rights Agreement

     Exhibit 5: Securities Purchase Agreement

                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 19, 2000

                                       MORGAN STANLEY DEAN WITTER & CO.


                                       By: /s/ Stephanie Holmes
                                          ------------------------------------
                                          Name:  Stephanie Holmes
                                          Title: Authorized Signatory

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 19, 2000

                                           MSDW VENTURE PARTNERS IV, INC.


                                           By: /s/ Debra Abramovitz
                                              ---------------------------------
                                              Name:  Debra Abramovitz
                                              Title: Principal

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 19, 2000

                                            MSDW VENTURE PARTNERS IV, L.L.C.

                                            By:  MSDW Venture Partners IV, Inc.


                                            By:  /s/ Debra Abramovitz
                                               ---------------------------------
                                               Name:  Debra Abramovitz
                                               Title: Principal

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 19, 2000

                                       MORGAN STANLEY DEAN WITTER VENTURE
                                            PARTNERS IV, L.P.

                                       By   MSDW Venture Partners IV, L.L.C.
                                            its General Partner

                                       By   MSDW Venture Partners IV, Inc.
                                            its Member


                                       By:  /s/ Debra Abramovitz
                                          -------------------------------------
                                          Name:  Debra Abramovitz
                                          Title: Principal

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 19, 2000

                                        MORGAN STANLEY DEAN WITTER VENTURE
                                             INVESTORS IV, L.P.

                                        By   MSDW Venture Partners IV, L.L.C.
                                             its General Partner

                                        By   MSDW Venture Partners IV, Inc.
                                             its Member


                                        By:  /s/ Debra Abramovitz
                                           -------------------------------------
                                           Name:  Debra Abramovitz
                                           Title: Principal

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 19, 2000

                                      MORGAN STANLEY VENTURE OFFSHORE
                                           INVESTORS IV, L.P.

                                      By   MSDW Venture Partners IV, L.L.C.
                                           its General Partner

                                      By   MSDW Venture Partners IV, Inc.
                                           its Member


                                      By:  /s/ Debra Abramovitz
                                         --------------------------------------
                                         Name:  Debra Abramovitz
                                         Title: Principal

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 19, 2000

                                       MORGAN STANLEY DEAN WITTER EQUITY
                                            FUNDING, INC.

                                       By:  /s/ Thomas Clayton
                                          --------------------------------------
                                          Name:  Thomas Clayton
                                          Title: Vice President

                                                                     SCHEDULE A


                        Executive Officers and Directors
                                       of
                         MSDW Venture Partners IV, Inc.

     The names of the Directors and the names and titles of the Executive Officers of Morgan Stanley Venture Partners IV, Inc. ("MSVP Inc.") are set forth below. The principal occupation for each of the persons listed below is as an officer of Morgan Stanley & Co. Incorporated. If no address is given, the Director's or Executive Officer's business address is that of Morgan Stanley & Co. Incorporated at 1221 Avenue of the Americas, New York, New York 10020. Unless otherwise indicated, each title set forth opposite an individual's name refers to MSVP Inc. and each individual is a United States citizen.

   Name, Business Address                               Executive Officer Title
   ----------------------                               -----------------------
*  Guy L. de Chazal                                     President
                                                        Chief Executive Officer
*  Alan E. Goldberg                                     Chairman
*  Karen H. Bechtel                                     Managing Director
*  James S. Hoch                                        Managing Director
*  Howard I. Hoffen                                     Managing Director
   Michael C. Hoffman                                   Managing Director
*  Robert J. Loarie                                     Managing Director
   Ghassan J. Bejjani                                   Principal
*  Scott S. Halsted                                     Principal
*  William J. Harding                                   Principal
*  Mian Fazle Husain                                    Principal
   Jeffrey J. Booth                                     Vice President
   Gary M. Stein                                        Vice President
   Noah J. Walley                                       Vice President
   Kenneth F. Clifford                                  Chief Financial Officer
                                                        Principal
   Debra Abramovitz                                     Chief Operating Officer
                                                        Principal



--------------------------------------
    *Director